Via Facsimile and U.S. Mail
Mail Stop 6010

July 11, 2007

Mr. Charles A. Rowland, Jr.
Executive Vice President,
Chief Financial Officer and Treasurer
Endo Pharmaceuticals Holdings Inc.
100 Endo Boulevard
Chadds Ford, Pennsylvania 19317

Re: **Endo Pharmaceuticals Holdings Inc.**
            Form 10-K for the Fiscal Year Ended December 31, 2006
            Filed March 1, 2007
            File No. 001-15989

Dear Mr. Rowland,

        We have completed our review of your Form 10-K and have no further comments
at this time.

                                            Sincerely,

                                            Joel N. Parker
                                            Accounting Branch Chief